ZOLOTO RESOURCES LTD.

CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

NINE MONTHS ENDED
SEPTEMBER 30, 2007

(Exploration Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

See accompanying notes to the financial statements

To The Shareholders of
Zoloto Resources Ltd.
(An exploration stage company)

These consolidated interim financial statements for the third quarter ended September 30, 2007, comprised of the balance sheet and the statements of loss and deficit as well as cash flows have been compiled by management. These consolidated interim financial statements, along with the accompanying summary of significant accounting policies and notes have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited consolidated interim financial statements have not been reviewed by the Company’s auditors.

Vancouver, Canada
November 27, 2007

See accompanying notes to the financial statements

ZOLOTO RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30

(Exploration Stage Company)
(Presented in Canadian Dollars)

	September 30	December 31
	2007 $	2006 $
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	578,122	217,193
Receivables	441,556	257,123
Prepayments to suppliers	5,905,654	152,262
Prepaid expenses	105,861	7,248
Inventory	2,701,754	-
Loans receivable	1,734,429
Investment in ZAO Vozrozhdenie (Note 8)	6,844,246	6,264,576
	18,311,622	6,898,402

RESOURCE PROPERTIES (Note 3)	28,924,046	5,081,286
PROPERTY, PLANT AND EQUIPMENT (Note 4)	7,492,345	2,040,489
DEPOSITS (Note 6)	-	249,356
RESTRICTED CASH (Note 7)	-	11,927,370
DEFERRED FINANCING COSTS (Note 7)	-	210,051
DUE FROM RELATED PARTIES (Note 13)	-	240,137
LONG-TERM TAXES RECEIVABLE (Note 14)	1,043,371	-
	55,771,383	26,647,091
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,635,129	786,874
Due to Arax Energy Inc. (Note 8)	6,844,246	5,776,460
Loans payable (Note 9)	905,479	1,195,109
	9,384,854	7,758,443

ADVANCE OF SUBSCRIPTIONS PAYABLE (Note 7)	-	12,000,000
FUTURE INCOME TAXES	86,498	86,498
	9,471,352	19,844,941
NON-CONTROLLING INTEREST (Note 2)	36,845	-

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 11(a))	60,949,188	19,399,820
WARRANTS TO PURCHASE COMMON SHARES (Note 11(a))	3,508,730	949,871
CONTRIBUTED SURPLUS (Note 12)	5,516,427	3,139,887
ACCUMULATED DEFICIT DURING THE EXPLORATION STAGE	(23,711,158)	(16,687,428)
	46,263,187	6,802,150
	55,771,384	26,647,091

APPROVED BY THE DIRECTORS:

“Glen Indra”	“Laurence Stephenson”
Glen Indra, Director	Laurence Stephenson, Director

See accompanying notes to the financial statements

ZOLOTO RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Nine Months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2007 $	2006 $	2007 $	2006 $

ADMINISTRATIVE EXPENSES
Consulting fees (Note 12) [1]	1,962,094	123,589	3,238,440	393,787
Amortization	(242,132)	-	7,255	-
Travel and automotive	135,923	31,719	314,543	39,231
Rent and office services	36,247	15,703	240,362	34,958
Salaries and contract services	416,154	-	1,333,308	-
Investor relations and communication (Note 12)	100,637	54,486	290,951	94,481
Professional fees	411,317	32,000	999,978	107,630
Resource property investigation expenditures (Note 3(f))	9,766	12,840	9,766	779,680
Transfer and regulatory fees	69,730	17,624	148,217	59,715
Management fees (Notes 12) [1]	911,810	260,161	1,252,861	368,752
Bank charges	(6,740)	537	11,880	1,356
Write-off of Beale Lake exploration expenses	29,744	-	45,773	-
	-	-	-	-
LOSS BEFORE THE FOLLOWING:	(3,833,549)	(548,659)	(7,893,333)	(1,879,590)
Provincial Mineral Exploration tax credit refund	-	-	70,158	-
Interest income	56,6208	52,957	94,267	68,763
Interest expense	(38,964)	-	(38,964)	-
Foreign exchange gain / (loss)	611,110	-	825,710	-

NET LOSS BEFORE INCOME TAXES	(3,204,782)	(495,702)	(6,942,162)	(1,810,827)
Current income tax	(81,569)	-	(81,569)	-

NET LOSS	(3,286,351)	(495,702)	(7,023,730)	(1,810,827)

LOSS PER SHARE – basic and diluted	(0.04)	(0.01)	(0.08)	(0.05)

WEIGHTED AVERAGE SHARES OUTSTANDING	89,581,887	42,699,728	83,634,318	39,058,566

1 Stock-based compensation expense is included in the following items:

Consulting fees	1,372,401	-	2,294,244	52,720
Management fees	842,310	-	1,061,861	69,591

See accompanying notes to the financial statements

ZOLOTO RESOURCES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Nine Months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2007 $	2006 $	2007 $	2006 $

Accumulated Deficit During the
Exploration stage, beginning of
period	(20,424,807)	(8,097,563)	(16,687,428)	(6,782,438)

Net Loss
	(3,286,351)	(495,702)	(7,023,730)	(1,810,827)

Consideration given for charter
capital of subsidiaries (Note 14)	-	-	-	-

Accumulated Deficit During the
Exploration stage, end of period	(23,711,158)	(8,593,265)	(23,711,158)	(8,593,265)

See accompanying notes to the financial statements

ZOLOTO RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Nine Months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2007 $	2006 $	2007 $	2006 $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net Loss	(3,286,351)	(495,702)	(7,023,730)	(1,810,827)
Add non cash items:
Amortization	(243,132)		7,255
Stock-based compensation	1,235,147	378,873	2,376,540	510,673
Non-Controlling Interest	36,845		36,845
(Increase) Decrease in assets:
Receivables and Prepayments	(6,934,556)	(73,172)	(6,891,196)	(126,262)
Prepaid expenses	234,118	-	(98,613)	11,100
Inventory	(2,701,754)	-	(2,701,754)	-
Increase (Decrease) in Accounts payable and	1,184,587	(17,395)	848,255	(91,554)
accrued liabilities
	(10,475,096)	(207,396)	(13,536,398)	(1,506,870)
INVESTING ACTIVITIES
Resource properties	(4,174,312)	(6,292,420)	(23,842,760)	(7,702,523)
Due from Arax Energy Inc.	(1,204,791)	-	1,067,786	-
Increase (decrease) in restricted cash	-	-	11,927,370	1,159,182
Purchase of property, plant and equipment	41,349	-	(5,459,111)	-
Deposits	-	(1,222,660)	249,356	(1,222,660)
Investment in Vozrozhdenie	1,204,791	-	(579,670)	-
	(4,132,963)	(7,515,080)	(16,637,029)	(7,766,001)
FINANCING ACTIVITIES
Subscriptions received (receivable)	-	-	-	75,000
Advance of subscriptions payable	-	-	(12,000,000)	-
Related party advances	-	-	240,137	-
Deferred financing costs	-	-	210,051	-
Issuance of shares, net of issue costs	14,639,214	5,069,460	41,549,368	9,889,539
Warrants to purchase common shares	542,751	-	2,558,859	-
Loans receivable	(1,734,429)		(1,734,429)
Loans payable	843,529	-	(289,630)	-
	14,291,065	5,069,460	30,534,356	9,964,539
INCREASE (DECREASE) IN CASH	(316,994)	(2,653,016)	360,929	691,668
CASH – beginning of period	895,116	3,379,955	217,193	35,271
CASH – end of period	578,122	726,939	578,122	726,939

See accompanying notes to the financial statements

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

1.	ABILITY TO CONTINUE AS A GOING CONCERN

Zoloto Resources Ltd. (“Zoloto” or the “Company”) was incorporated on February 6, 1996. The Company is in the business of exploring and developing resource properties. The Company’s main properties of interest as of September 30, 2007 are the Elvenie, Tumannoye and Kenkeren gold projects located in Chukotka Autonomous Okrug and the Ozherelie and Ykanskoye gold properties in Irkutsk, both within the Russian Federation. The Company has several other property interests in Russia and the Harrison Lake Project in southern British Columbia.

The Company has not yet established whether its mineral properties contain reserves that are economically recoverable. The recovery of amounts capitalized for resource properties is dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interests in the underlying claims, the ability of the Company to arrange appropriate financing to complete the exploration and, if warranted, development of the properties and upon future profitable production or proceeds from their disposition. The Company’s resource properties are also potentially affected by the transitory and uncertain nature of the Russian legal system. These consolidated financial statements include the accounts of the Company and its Variable Interest Entities (Note 5). The consolidated financial statements of Zoloto have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Adverse conditions raise substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, and has an accumulated deficit of $23,711,158 as at September 30, 2007 (2006 - $8,593,265).

Management has evaluated the Company’s alternatives to enable it to pay its liabilities and commitments as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2007. However, management can provide no assurance with regard thereto.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise substantial doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its variable interest entities. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

Variable Interest Entities and Non-Controlling Interest

In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged. Further details regarding Variable Interest Entities (“VIE”) of the Company are disclosed in note 5. ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 the Company signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable the Company to pursue mineral interests in Russia. The Company had supplied Chukot with no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Variable Interest Entities and Non-Controlling Interest continued

not be able to operate without this subordinated support and this capital was at risk. The Company is considered the primary beneficiary because it absorbs the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with the Company as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement Date”).

ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable the Company to pursue mineral interests in Russia. The Company (through Chukot) had supplied Baykal and KM with no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd (“ML” – Note 7) and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. The Company (through Chukot) is considered the primary beneficiary because it absorbs the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with the Company as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement Date”).

Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the VIE inception dates have been charged to the Statement of Loss for the period ended December 31, 2006.

On January 9, 2007, the Company finalized the acquisition of a 51% interest in ML, owner of the Ozherelie and Ykanskoye properties, with the payment of $11,927,370 to six arm’s length ML shareholders who retain the remaining 49% interest. ML had net assets of $75,194 on the day of acquisition; 49% of that amount, $36,845 was recorded as a non-controlling interest on the Balance Sheet.

Cash

The Company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high-credit worthiness. At times, such cash and investments may be in excess of federal insurance limits.

Resource Properties	The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

mineral properties are deferred upon acquisition of the property (or acquisition of the legal right to pursue development of the property) and until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of those costs will not be recovered. Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Statement of Loss in the period of sale. During the year ended December 31, 2006 the Company wrote-down $3,359,586 related to a resource property that was inactive and not a part of the Company’s current development plans.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

Property, Plant and Equipment

Property, plant and equipment with useful life over 1 year and a value above $1,000 is stated at cost less accumulated amortization and is depreciated on a straight line basis commencing when the assets are put into use over the estimated useful lives of the assets as follows:

- Building 15 years
- Exploration equipment 6 years
- Exploration camp 3 years
- Office equipment 5 years

Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over the remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. No impairment was required to be recorded during the period presented in these consolidated financial statements.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Future Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, income taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. The areas which required management to make significant estimates and assumptions within these financial statements include stock-based compensation, deposits, due from related parties as well as the valuation of property, plant and equipment and resource properties.

Loss Per Share

The Company follows the “Treasury Stock Method” to calculate loss per share. Under this method the basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. The diluted loss per share assumes that the outstanding stock options and warrants had been exercised at the beginning of the year. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the nine months ended September 30, 2007 and 2006, common equivalent shares (relating to stock options and warrants outstanding at period end) totalling 17,508,500 (2006 – 13,392,123) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash and cash equivalents, receivables, due from Arax Energy Inc., due from related parties, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments other than a currency risk for amounts denominated in Russian Rubles. The Company has financial assets of $ 6,320,590 (2006 - $nil) and financial liabilities of $ 2,204,370 (2006 - $nil) denominated in Russian Rubles. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments. The fair value of due from related parties was not practical to determine.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Stock-Based Compensation

Stock-based compensation and other stock based payments are recognized under the fair value based method for all stock-based awards. The resulting value of the options is recorded as contributed surplus over the vesting period of the options. Stock-based compensation is capitalized or expensed depending upon the services performed.

Flow Through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract No. 146 (“EIC 146”). All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with EIC 146. EIC 146 recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Balance Sheets. Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Statements of Cash Flows. There was no Restricted Cash spent in the three months ended September 30, 2007 on resource property exploration (2006- $372,555).

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Foreign Currencies

The Company’s functional currency is the Canadian dollar. Overseas transactions are principally denominated in Russian Rubles and US Dollars. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss

For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates except for amortization, which will be translated at the historical rate. Gains and losses on translation of monetary assets and monetary liabilities are included in the determination of net loss.

Asset Retirement Obligations

Effective January 1, 2004, the Company has adopted CICA 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

There was no material impact on the financial statements resulting from the adoption of Section 3110 in the current or prior periods presented, as the Company has only performed preliminary exploratory work on its mineral properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Comparative Figures

Certain financial statement line items from prior years have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the net loss, loss per share and accumulated deficit as previously presented.

Segmented Information	The Company has determined that it has one business segment, the exploration and development of resource properties. Information by geographical area is disclosed in Note 10.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards

On January 1, 2007, the Company adopted the new Canadian accounting for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on financial instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-sale, held-to-maturity, loans and receivable, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held- for-trading financial assets are measured at fair value and changes in fair value with changes in fair value recorded in other comprehensive income the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents, including US and Russian rouble deposits, as held-for-trading, which is measured at fair value. Account receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Company has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, the Company retrospectively adopted this change in accounting policy with the restatement of prior-period financial statements and incurred no changes to previous years financial statements.

All derivative instruments, including embedded derivatives, are recorded in the statement of loss at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of September 30, 2007, the Company did not have any outstanding derivative instruments.

Additional disclosure required for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure for the Company beginning January 1, 2008.

3.	RESOURCE PROPERTIES

	a)	Harrison Property, New Westminster Mining District, British Columbia

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company acquired a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia. This agreement also subjects the Company to a pro-rated 50% obligation with respect to a 2% net smelter return royalty on production, a 7.5% rock royalty on gross rock revenues as well as a yearly advance royalty of $18,000 starting on July 31, 2009 as long as the Company holds an interest in the Harrison Property Claims. Under the terms of the agreement the Company made payments totaling $25,000, issued 200,000 common shares and completed a work program of $300,000 plus filing fees for assessment purposes.

The Harrison property agreements stipulated that upon completion of the purchase terms a joint venture will be formed with the owner of the remaining 50% interest in the mineral claims. As at September 30, 2007, although the purchase terms had been met, the Company had not entered a joint venture with respect to this property.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

By a letter agreement dated September 5, 2005, the Company purchased a 100% interest in the Bloom 1 – 10 mineral claims, located west of and adjoining the Harrison Lake property, subject to a 2% net smelter return royalty payable to the vendor, by making payments of $40,000 and by issuing 500,000 common shares of the Company to the vendor.

b)	Elvenie, Tumannoye & Kenkeren properties, Chukotka Autonomous Okrug, Russia

At a Russian Federal Subsoil Agency auction held on August 17, 2006, the Company acquired the exclusive rights to two exploration properties in the Chukotka autonomous region of northeast Russia. The properties include 12 square kilometers comprising the Elvenei deposit, located in central Chukotka, approximately 110 km from Bilibino and 540 km from Pevek, and 10.9 square kilometers comprising the Tumannoye deposit, located in the northern part of the Chukotski peninsula. The Company paid $1,439,404 and $1,341,875 respectively for the rights to Elvenei and Tumannoye. To maintain their rights to the properties, the Company must incur annual exploration expenditures for a 25-year period. The total expenditures over the 25-year period must exceed $229,000 and $207,000 respectively for the Elveney and Tumannoye properties.

The Company paid $1,397 to acquire a 5-year license to perform geological study work on the Kenkeren property located in the Chukotka autonomous region. The area of the property comprises 325 square kilometers and is located 150 km south of the regional centre, Anadyr. The Company has the right to acquire an additional 20-year license to perform gold extraction work without auction tender. To maintain the 5-year license, the Company must incur annual exploration expenditures. The total expenditures over the 5-year period must exceed $10,500.

c)	Ozherelie and Ykanskoye properties, Irkutsk Oblast, Russia

On January 9, 2007, the Company finalized the acquisition of a 51% interest in ML, owner of the Ozherelie and Ykanskoye properties, with the payment of $11,927,370 to six arm’s length ML shareholders who retain the remaining 49% interest. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US $8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two properties. The Company must incur US $12,000,000 in exploration expenses on the two properties over four years, after which a “C2” calculation will be prepared and the Company will be obligated to pay the original shareholders of ML US $10 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.

d)	KM Gold properties – Koralveem River and Egilknyveem River, Chukotka

On November 30, 2006 the Company acquired exclusive rights to two exploration properties in Chukotka Autonomous Region upon winning auction bids on these properties. The properties include 0.15 square kilometers comprising the Koralveem River deposit and 1.27 square kilometers comprising the Egilknyveem River deposit, both of which are located on the territory of Bilibinskiy in the municipal area of the Chukotka Autonomous Region. The Company paid $86,197 and $81,477 respectively, for the rights to the Koralveem River and

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

Egilknyveem River properties. There are no minimum expenditure commitments in connection with these properties.

KM Gold properties – Left Koralveem River and Maingy-Pauktuvaam River, Chukotka

In February, 2007 KM Gold acquired exclusive rights to two additional exploration properties in the Chukotka Region with payments of $1,250,000 and $10,000 respectively (See Note 6).

e)	Mineral Interests

Resource properties expenditure breakdown:

	Beale Lake	Harrison	Elvenie	Tumannoye	KM Gold	Total
Balance, Dec 31, 2005	1,781,604	827,294	-	-	-	2,608,898
Additions during 2006:
Acquisition costs:
Paid in cash	50,000	-	1,439,404	1,341,875	169,071	3,000,350
Paid in shares	75,000	-	-	-	-	75,000
Exploration Costs:
Assay and reports	21,217	-	-	-	-	21,217
Consulting/engineering	115,991	9,569	19,963	16,334	-	161,857
Diamond drilling	343,523	-	-	-	-	343,523
Equipment & supplies	666,533	25,025	300,144	280,405	-	1,272,107
Field personnel	281,817	20,952	-	-	-	302,769
Filing fees	-	6,479	-	-	-	6,479
Mobilization/	69,901	-	258,648	316,123	-	644,672
Demobilization
Travel	4,000	-	-	-	-	4,000
Total exploration costs	1,502,982	62,025	578,755	612,862	-	2,756,624
Property costs write-down	(3,359,586)	-	-	-	-	(3,359,586)
Balance, Dec 31, 2006	50,000	889,319	2,018,159	1,954,737	169,071	5,081,286

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

3.	RESOURCE PROPERTIES - Continued

	Harrison*	Elvenie	Tuman- noye	Kenkeren	KM Gold	ML (Irkutsk)	Total
Balance, Dec 31, 2006	939,319 *	2,018,159	1,954,737	-	169,071	-	5,081,286
Additions up to Sep 30, 2007
Acquisition costs, total:	-	84,760	207,788	-	1,687,977	13,795,466	15,775,991
Paid in cash	-	84,760	207,788	-	1,687,977	13,795,466	15,775,991
Paid in shares	-	-	-	-	-	-	-
Exploration Costs, total:	325,288	1,276,545	1,464,999	1,890,263	116,576	2,993,097	8,066,769
Assay and reports	1,415	-	-	-	-	-	1,415
Consulting/ engineering	61,680	35,931	91,224	89,163	85,431	1,035,751	1,399,180
Diamond drilling	97,868	327,766	346,899	202,502	-	1,627,992	2,603,026
Equipment &
supplies	139,038	153,342	173,179	533,727	148	123,047	1,122,481
Field personnel	25,288	816,531	816,531	861,255	19,864	155,643	2,695,111
Government Dues / Filing Fees	-	98	71	2,899	11,133	1,372	15,573
Mobilization/Demob	-	(67,058)	7,887	191,590	-	49,292	181,712
Travel	-	9,935	28,280	7,039	-	-	45,255
Land rent	-	-	929	2,087	-	-	3,016
Balance, Sep 30, 2007	1,264,607	3,379,464	3,627,524	1,890,263	1,973,624	16,788,563	28,924,046

*includes the $50,000 in reclamation bond which remains after the Beale Lake property costs of $3,359,586 were written off on December 31, 2006

f)	Resource property investigation expenditures

Funds advanced to Chukot by the Company were intended to be an initial expression of interest in possible acquisitions of the mineral properties in Chukotka. These expenditures were only capitalized after the acquisition of the two properties was approved by the Russian government which occurred on October 31, 2006 and November 23, 2006. Acquisition costs for the properties in Irkutsk which were incurred in 2006 and consisted of labour and expenses were also expensed as resource property investigation expenditures since the acquisition of the interest in Irkutsk from the shareholders of ML was not completed until January, 2007 (Note 7).

There were no resource property investigation expenditures for the nine month period ended Sept 30, 2007 (2006 - $504,100) as follows:

	2007 $	2006 $
Chukotka expenses:
Labour and expenses	-	168,975
Legal expenses	-	245,293
Travel expenses	-	89,832
Total Chukotka expenses	-	504,100
Total Property Investigation expenses	-	504,100

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

4.	PROPERTY, PLANT AND EQUIPMENT

	For the Nine Months Ended:		Sept 30, 2007	December 31, 2006

	Cost $	Accumulated	Net $	Net $
		Amortization $

Building	3,478,190	4,305	3,473,885	-
Exploration	3,554,003	100,376	3,453,627	1,917,505
equipment
Exploration camp	436,206	2,041	434,165	117,307
Office equipment	138,271	7,603	130,668	5,677

Total	7,606,671	114,326	7,492,345	2,040,489

During the nine months ending September 30, 2007 the Company acquired an office and storage building in Anadyr, Russia at a cost of $3,200,000 and built a site camp at Kenkeren at a cost $300,000 all to be used for the exploration program in Chukotka.

5.	VARIABLE INTEREST ENTITIES

Chukot, Baykal and KM are VIEs of the Company. See Note 2 for further details. Subsequent to the elimination of the intercompany balances and transactions, Chukot, Baykal and KM had net assets of $3,213,792, $1,167,062 and $227,539 at December 31, 2006 respectively and net losses (income) of $209,753, ($1,454) and $17,262 respectively incurred subsequent to becoming VIEs and included in the consolidated statement of loss for the year ended December 31, 2006.

As the Company has no equity interest in the VIE’s at December 31, 2006, the maximum exposure of loss by the Company in the VIE’s was the amount receivable from Chukot totalling $4,791,462. This amount (and the amounts loaned from Chukot to Baykal and KM) has been eliminated upon consolidation.

During the nine months ending September 30, 2007 Chukot, Baykal and KM became the Company’s equity investments and thus ceased to qualify as VIE’s.

6.	DEPOSITS

Funds in the amount of $249,356 (2005 - $Nil) were advanced as deposits on the Left Koralveem River and Maingy-Pauktuvaam River properties in Russia. These deposits were made to reserve the Company’s interests in these properties. The acquisitions were completed in 2007 with payments of $1.25 million and $10,000 respectively.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

7.	RESTRICTED CASH AND THE ACQUISITION OF ML

In December 2006, the Company’s Agents completed an initial equity funding in connection with a $30,000,000 financing which closed in January, 2007. The initial financing raised $21,590,000 of which $9,590,000 remained in escrow at December 31, 2006. The $21,590,000 was refundable if the Company was unable to complete its acquisition of a 51% interest in ML.

On December 21, 2006 the Company received $12,000,000 in subscription funds. The funds were made available to the Company in advance of the issuance of the shares as the funds were required to complete the first phase of the acquisition of the 51% interest in ML (which owns the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of East Siberia, Russia). Of this amount, $11,927,370 (the restricted cash) (2005 - $Nil) was transferred to a bank account in Russia to be used to purchase the interest in ML, per the terms of the Acquisition Funds Agreement, the $12,000,000 advance would need to be returned to the Subscription Receipt Agent if the 51% interest in ML was not acquired by December 31, 2006. As the Company was unable to complete the acquisition by December 31, 2006 the entire amount is recorded as a liability. The Company signed an Amended and Restated Acquisition Funds Agreement on January 2, 2007 which gave it until January 15, 2007 to complete the ML acquisition. This was accomplished on January 9, 2007 when the Company finalized the acquisition of the 51% interest in ML by paying US $10,148,000 to the former shareholders and thereby enabling the balance of the funds from the initial funding in the amount of $9,590,000 in escrow to be released.

The 51% interest in ML was acquired from six arm’s length individuals who retain the remaining 49% interest. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US $8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects.

In connection with the ML acquisition, the Company must incur US $12,000,000 in exploration expenses on two projects over four years. After the US $12,000,000 in exploration costs have been incurred, a “C2” calculation will be prepared and the Company will be obligated to pay the original shareholders of ML US $10 per ounce for each troy ounce of gold reserves in excess of 20 tonnes.

On January 11, 2007, upon completion of the ML acquisition and in accordance with the subscription receipt agreement between the Company, Kingsdale Capital Markets Inc. (the “Agent”) and Computershare Trust Company of Canada, the $21,590,000 subscription receipts issued at the first closing on December 21, 2006 of the Company’s offering of up to 25,000,000 subscription receipts were exercised for an equivalent number of common shares. On January 15, 2007, the final tranche of the 25,000,000 subscription receipts and the agent’s 5,000,000 overallotment subscription receipts were exercised by the Agent and converted into 8,410,000 common shares for a total of 30,000,000 common shares and gross proceeds of $30,000,000. In January, 2007 the Company paid a cash commission equal to 7% of the gross proceeds to the Agent and its selling group members and also issued to the Agent and its selling group members a total of 2,100,000 non-transferable broker warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of $1.00

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

for a period of two years from the date of issue. The net proceeds received in connection with the portion of the financing which closed in January 2007 was $7,796,559. As at December 31, 2006, $210,051 of legal and accounting fees related to this share issuance had been recorded as Deferred Financing Costs (2005 - $nil).

8.	DUE FROM ARAX ENERGY INC.

During the year ended December 31, 2006 the Company entered into an agreement with an unrelated third party, Arax Energy Inc. (“Arax”) to acquire interests, for Arax, in ZAO Vozrozhdenie (“Voz” – a Russian private company). In connection therewith the Company was advanced $5,776,460 in 2006 from Arax. The Company (through Chukot) then acquired a 26% ownership interest in Voz (with deposits on an additional 10% ownership interest) for a total amount of USD 5,324,840 by December 31, 2006. During the three month period ended March 31, 2007, Arax advanced to the Company a further USD 1,524,920 to finance the final payments and to increase the ownership interest to a total of 40%. As at September 30, 2007 the CAD equivalent of Arax’ advances is $6,844,246. As the Company was not contractually able to settle the advances from Arax with the shares of Voz at September 30, 2007, the amounts are not shown on a net basis on the Balance Sheet.

The investment in Voz has been recorded at cost as it was determined that the Company does not have significant influence over the operations, investing or financing of Voz.

The Company, through Chukot has signed a Share Purchase Agreement with Arax to facilitate the settlement of the amounts owed to Arax with the Voz shares as described above. The Share Purchase Agreement is subject to certain conditions which the Company is required to meet. The Company does not anticipate difficulties in meeting these conditions and anticipates the timely completion of the Share Purchase Agreement. Should the Company be unable to complete the Share Purchase Agreement, the amounts recorded in connection with the above described transactions could be subject to a material adjustment in the near term.

9.	LOANS PAYABLE

At September 30, 2007 outstanding loans were $905,479 (2006 - $nil). The loans are unsecured, are payable upon demand and bear interest at rates ranging from 0% to 1% per annum.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

10.	SEGMENTED INFORMATION

The following table summarizes the Company’s long term assets by geographic location:

	Canada $	Russia $	Total $
Balance at December 31, 2006:
Property, plant and equipment	-	2,040,489	2,040,489
Resource Properties	939,319	4,141,967	5,081,286
Resource Properties	939,319	6,182,456	7,121,775

Balance at Sept 30, 2007:
Property, plant and equipment	6,787	7,485,558	7,492,345
Resource Properties	1,264,607	27,659,439	28,924,046
	1,271,394	35,144,997	36,416,391

11.	SHARE CAPITAL

The Company has authorized an unlimited number of common shares without par value.

a)	Issued common shares for the period ended Sept 30:

	2007		2006
	Number		Number
	Of Shares	Amount	of Shares	Amount
Balance, beginning of period	50,495,350	$19,399,820	28,191,625	$9,614,917
Issued during the period for:

Common shares - cash (1)(2)	40,000,000	38,818,009	4,768,500	2,572,158
Warrants exercised	2,888,950	1,138,653	7,919,952	2,046,471
Options exercised	1,631,500	525,650	50,000	12,500
Adjustment to share capital for	-	1,067,056	-	-
options and warrants exercised
Balance, end of period	95,015,800	$60,949,188	40,930,077	$14,246,046

(1)	Net of share issue costs of $6,181,991 (2006 - $50,517) of which $3,535,641 (2006 - $50,517) was paid in cash.

(2)

A valuation has been determined using the Black Scholes formula (assuming 72.1% volatility, nil dividends and a risk-free interest rate of 3.96% to 3.97% for a 24 month term) for the broker agent warrants issued as part of the financing which occurred during the first quarter of 2007. An amount of $3,508,730 has been recorded separately as Warrants to Purchase Common Shares in Shareholders’ Equity on the Balance Sheet.

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

On January 11, 2007, pursuant to a non-brokered private placement, the Company issued 30,000,000 shares for gross proceeds of $30,000,000 which included an over allotment option in the amount of 5,000,000 shares. Pursuant to the closing of the private placement, the agents were granted 2,100,000 share purchase warrants entitling the holder of each share purchase warrant to purchase one common share at an exercise price of $1.00 for a two year period.

On August 14, 2007 the Company completed a private placement of 10,000,000 common shares, which included an over allotment option, at a price of $1.50 per common share for gross proceeds of $15,000,000. The Company paid a cash commission equal to 7% of the gross proceeds and also issued a total of 700,000 non transferable warrants which are exercisable at $1.50 per share for a period of two years.

b)	Shares in Escrow

Pursuant to an escrow agreement, 550,800 shares were released from escrow during the nine month period ended Sept 30, 2007 (2006 – 550,800 shares). As of Sept 30, 2007 there were 1,101,600 shares remaining in escrow (2006 – 2,203,200).

c)	Warrants

The following table summarizes the number of fully exercisable warrants transactions during the nine month period ended Sept, 2007:

	Number	Weighted Average
		Exercise price ($)
Balance, December 31, 2005	12,986,675	0.30
Issued:	6,472,000	0.78
Exercised:	(13,643,225)	0.40
Balance, December 31, 2006	5,815,450	0.60
Issued:	2,800,000	1.13
Exercised:	(2,888,950)	0.39
Expired:	(16,500)	0.35
Balance, Sept 30, 2007	5,710,000	0.96

A summary of the warrants outstanding at September 30, 2007 is as follows:

Number	Exercise Price ($)	Expiry Date

1,449,000	0.75	February 14, 2008
1,461,000	0.85	September 11, 2008
2,100,000	1.00	January 15, 2009
700,000	1.50	August 14, 2009
5,710,000

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

d)	Stock Options

The Company has a Stock Option Plan (the “Plan”) for directors, officers, employees and consultants. The Plan permits the granting of options to purchase 20% of the shares outstanding. The Plan provides that:

i)	any options granted pursuant to the Plan shall be non-assignable and non-transferable and expire not later than five years after the date of grant.

ii)	the number of common shares issuable pursuant to the Plan to any one person in any 12 month period shall not exceed 5% of the outstanding common shares.

The board of directors has determined the time during which options shall vest as follows: vesting to be one third on the date of grant and one third on each of the second and third anniversaries of the date of grant.

e)	Stock Options – Continued

The following table summarizes the number of stock option transactions and the weighted average exercise prices thereof:

	Number of	Weighted Average
	options	Exercise Price ($)
Outstanding at December 31, 2005	4,350,000	0.25
Granted:	2,800,000	0.80
Exercised:	(385,000)	0.25

Outstanding at December 31, 2006	6,765,000	0.48
Granted	6,665,000	1.59
Exercised	(1,631,500)	0.32
Expired	(50,000)	0.25

Outstanding at September 30, 2007	11,748,500	1.13

A summary of the options that are outstanding compared to those vested at September 30, 2007:

Date of Grant	Outstanding	Vested	Exercise Price	Expiry Date
December 30, 2003	750,000	750,000	$ 0.25	December 30, 2008
July 11, 2005	1,870,000	1,870,000	$ 0.25	July 11, 2010
January 13, 2006	913,500	496,833	$ 0.60	January 13, 2011
July 11, 2006	500,000	333,333	$ 0.66	July 11, 2011
October 2, 2006	800,000	266,666	$ 1.12	October 2, 2011
November 8, 2006	250,000	83,333	$ 1.00	November 8, 2011
May 11,2007	1,140,000	380,000	$ 2.00	May 11, 2012
September 17, 2007	5,525,000	1,808,333	$ 1.50	September 17, 2012

	11,748,500	5,988,498

As at Sept 30, 2007 the Company had 5,988,498 exercisable options (2006 – 2,583,332).

ZOLOTO RESOURCES LTD.
Notes to the financial statements
(Exploration Stage Company)
(Presented in Canadian Dollars)
September 30, 2007 and 2006

12.	STOCK-BASED COMPENSATION

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined using the Black-Scholes option pricing model. The related compensation cost for the nine months ending September 30, 2007 was $3,356,105 (2006 - $131,801) and was recognized in the Statements of Loss and Deficit under the relevant administrative expense as follows:

	Sept 30	Sep 30
	2007 $	2006 $
Income statement items
Consulting fees	2,294,244	52,720
Investor Relations and communications	-	5,272
Management fees	1,061,861	69,591
Professional fees		4,218

Total Stock-based compensation	3,356,105	131,801

13.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

For the quarter ended September 30, 2007, management fees charged by directors totaled $49,500 (2006 - $19,500)

Unless otherwise noted, the above noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	LONG-TERM TAXES PAYABLE

As at September 30, 2007, the Company, through its Russian subsidiaries, accumulated $1,043,371 of Russian VAT (Value Added Tax) receivable. This amount will be reclaimed or offset against future VAT payable upon the start of the production and gold sales.

15.	SUBSEQUENT EVENTS

Subsequent to the end of the quarter 750,000 options and 166,000 warrants were exercised for proceeds of $187,500 and $119,300 respectively.